THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 10, 2012

Ms. Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551

Dear Ms Gowetski:

In response to our conversation on Monday, please be advised as follows:

General

1.         The financial statements have been updated through February 29, 2012 and a new auditor's consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: iMetrik M2M Solutions Inc.